================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 7
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    ________

                    Supermarkets General Holdings Corporation
                            (Name of Subject Company)
                                    ________

                      Koninklijke Ahold N.V. (Royal Ahold)
                                  Croesus, Inc.
                               Ahold U.S.A., Inc.
                             Ahold Acquisition, Inc.
                                    (Bidders)
                                    ________

           $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                           par value $0.01 per share
                         (Title of Class of Securities)
                                    ________
                                    86844620
                      (CUSIP Number of Class of Securities)
                                    ________


                              Mr. Ton van Tielraden
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                        1507 EH Zaandam, The Netherlands
                               011-31-75-659-5671

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                    ________
                                    Copy to:



                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   [ ] (a)
                                                                   [ ] (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         [ ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [ ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Croesus, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   [ ] (a)
                                                                   [ ] (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [ ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   [ ] (a)
                                                                   [ ] (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         [ ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [ ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Acquisition, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   [ ] (a)
                                                                   [ ] (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         [ ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [ ]
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)



         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

         This Amendment No. 7 amends and supplements the Schedule 14D-1 filed on March 15, 1999, as amended, relating to the offer by Ahold Acquisition, Inc., a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of Ahold U.S.A., Inc., a Delaware corporation ("Ahold U.S.A."), an indirect wholly-owned subsidiary of Croesus, Inc., a Delaware corporation ("Croesus") and an indirect wholly-owned subsidiary of Koninklijke Ahold N.V. (also referred to as Royal Ahold), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Parent"), to purchase for cash all of the issued and outstanding shares of the $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.

Item 10. Additional Information.

         Paragraph (f) of Item 10 is amended by adding at the end thereof the following:

         On November 12, 1999, Parent issued a press release announcing the extension of the Expiration Date of the Offer until 5:00 p.m., New York City time, on Friday, December 17, 1999, unless further extended. A copy of the press release is filed as Exhibit (a)(14) and is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

         The following is hereby added as an exhibit:

         Exhibit (a)(14)  Press Release dated November 12, 1999  announcing  the extension of the Expiration Date of the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1999         KONINKLIJKE AHOLD N.V.
                                 By: /s/  R. G. TOBIN
                                    ---------------------------
                                    Name:  R.G. Tobin
                                    Title: Executive Vice President

                                 CROESUS, INC.
                                 By: /s/  R. G. TOBIN
                                    ---------------------------
                                    Name:  R.G. Tobin
                                    Title: President and Chief Executive Officer

                                 AHOLD U.S.A., INC.
                                 By: /s/  R. G. TOBIN
                                    ---------------------------
                                    Name:  R. G. Tobin
                                    Title: President and Chief Executive Officer

                                 AHOLD ACQUISITION, INC.
                                 By: /s/  R. G. TOBIN
                                    ---------------------------
                                    Name:  R. G. Tobin
                                    Title: President